

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 4, 2016

<u>Via E-Mail</u>
Scott W. Absher
ShiftPixy, Inc.
1 Venture
Suite 150
Irvine, CA 92618

> **Re:** **ShiftPixy, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed October 18, 2016**
> **File No. 024-10557**

Dear Mr. Absher:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2016 letter.

<u>Offering Circular Cover Page</u>

1. In your next amendment, please disclose the "Price to Public," "Underwriting Discount and Commissions" and "Proceeds to Issuer" on a per share basis. Please see Item 1(e) of Part II of Form 1-A.

<u>Dilution, page 26</u>

2. We are unable to recalculate the amounts included in the first table on page 26 illustrating dilution per share to new investors. Dilution should reflect the difference in the public offering price per share and the pro forma net tangible book value per share after the offering. The increase attributable to investors in the offering should reflect the difference

between the net tangible book value per share before and after the offering. Please revise your calculations or show us how they are appropriate.

Underwriting, page 27

3. Please explain to us how the Brokerage Account Process is consistent with Exchange Act Rule 15c2-4.

4. We note your disclosure that "[s]elected dealers who participate in the offering will receive a selling concession from the Underwriter not to exceed $9.20 per share." We also note that the offering price per share to the public is $8.00. Please revise your disclosure to reconcile this apparent discrepancy or provide us with a detailed analysis as to why such reconciliation is not necessary.

Description of Securities

Reverse Split, page 63

5. We note your disclosure that Units were sold in a private offering as described in the Offering Circular. We were unable to locate the description of this private offering in the Offering Circular. Please reconcile this disclosure; also revise as necessary the disclosure in Item 6 of Part I of Form 1-A.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     Michael T. Williams, Esq.
        Williams Securities Law Firm, P.A.